Via Facsimile and U.S. Mail
Mail Stop 6010


August 29, 2005


Mr. Jason A. Napolitano
Executive Vice President and
Chief Financial Officer
Heska Corporation
1613 Prospect Parkway
Fort Collins, CO 80525

Re:	Heska Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
	Form 10-Q for Fiscal Quarter Ended June 30, 2005

	File No. 000-22427

Dear Mr. Napolitano:

      We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 16
1. We believe that your disclosure related to estimates that reduce gross revenue such as product returns and other allowances could be improved. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:


a) Provide the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
b) Provide the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.
c) To the extent that information you consider in b) is quantifiable, provide both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.
d) If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer`s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
e) Provide a roll forward of the accrual for each estimate for each period presented showing the following:
* Beginning balance,
* Current provision related to sales made in current period,
* Current provision related to sales made in prior periods,
* Actual returns or credits in current period related to sales made in current period,
* Actual returns or credits in current period related to sales made in prior periods, and
* Ending balance.

f) In your discussion of results of operations for the period to period revenue comparisons, provide the amount of and reason for fluctuations for each type of reduction of gross revenue, such as product returns and other allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

Liquidity, Capital Resources and Financial Condition

Contractual Obligations, page 24
2. We refer to the last paragraph on page 30 of your 2004 Form 10-K where you disclose that several of your commercial arrangements call for you to pay milestones and royalties. Please assess whether these payments meet the criteria as a purchase obligation and if these payments should be shown in the contractual obligations table pursuant to Item 303(a)(5) of Regulation S-K. If as a result of that assessment you do not include these payments in the table, please provide to us in a disclosure-type format, to the extent material, the amount and timing of commitments that are reasonably likely to be paid. Please refer to Financial Reporting Release 72, section IV.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 43
3. We note from your statement of cash flows that you have included proceeds from licensing of technology and product rights and capitalized patent costs as investing activities. Please tell us your basis for including these items as investing activities. Please cite the authoritative guidance used, including paragraph reference, so we may better understand your response. In addition, please clarify for us in disclosure-type format where the revenue from licensing of technology and product rights is included in your Statements of Operations. Tell us your basis for the presentation.

Note 2. Summary of Significant Accounting Policies, page 44

Revenue Recognition, page 47
4. Please tell us in disclosure-type format the basis for recognizing research and development sponsored revenue at the lower of proportional performance or cash received.

Form 10-Q for the six months ended June 30, 2005

Note 2. Summary of Significant Accounting Policies

Stock-Based Compensation
5. We noted that your management salaries were frozen for 2005 and some of your non-management salaries are below market value. The historical financial statements should reflect reasonable compensation levels. Please confirm that you are recording compensation expense for the management salaries that have been frozen and reasonable compensation salaries for non-managerial employees with a corresponding charge to contributed capital.


*    *    *    *








      Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Joseph Roesler, Staff Accountant, at (202)
551-
3628 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Jason A. Napolitano
Heska Corporation
Page 4